Fortuna reports consolidated financial results for the second quarter 2015

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 7, 2015: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported sales of $38.9 million and net income of $0.2 million in the second quarter of 2015.

Jorge A. Ganoza, President and CEO, commented, “We continue to focus on cost control, productivity and margins.  Mine plan flexibility at Caylloma and strong performance at San Jose continue to sustain our operating and financial results in spite of a challenging metal price environment.”  Mr. Ganoza continued, “Key capital projects remain on schedule as we look forward to the commissioning of the San Jose Mine expansion from 2,000 to 3,000 tpd in mid-2016.”

Second quarter consolidated financial highlights:

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Sales of $38.9 million

•

Net income of $0.2 million

•

Cash flow from operations before changes in non-cash working capital of $6.8 million and cash flow per share of $0.05

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EBITDA of $12.4 million

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Cash position, including short term investments, and working capital as at June 30, 2015 were $110.0 million and $122.5 million, respectively

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Silver and gold production of 1,671,309 and 9,032 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits was $4.08

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AISCC* per ounce of payable silver was $14.47

* All-in sustaining cash cost is net of by-product credits for gold, lead and zinc

Second quarter consolidated financial results

Net income amounted to $0.2 million, down from $2.9 million a year ago, resulting in basic earnings per share of $nil (Q2 2014: $0.02). Net income was affected by a 12% reduction in sales as a result of 17% lower realized silver price compared to Q2 2014. The negative effect from metal prices was partially offset by lower unit costs at both mines and by lower selling, general and administrative expenses of 36%.  Net income was also affected by a higher deferred income tax provision as a result of the devaluation of the Mexican peso and the Peruvian nuevo sol.  As a result of this the effective tax rate for the quarter was 95%.  Without the impact of the foreign exchange devaluation the estimated effective tax rate would be 71%.

Consolidated sales for the period totaled $38.9 million, down 12% from $44.3 million a year ago.  Silver and gold ounces sold increased 2% and 3%, respectively, while realized prices for silver and gold decreased 17% and 7%, respectively.  Sales at San Jose decreased 13% to $24.0 million while sales at Caylloma decreased 11% to $14.9 million.

General and administrative expenses were $5.5 million down 36% from $8.6 in Q2 2014.  The decrease is related to a lower charge on share-based compensation of $2.1 million from mark-to-market effects, lower corporate expenses of $0.6 million and lower foreign exchange impact of $0.3 million.

Cash flow from operations, before changes in working capital and after income taxes paid, decreased 55% to $6.8 million (Q2 2014: $15.1 million). The decrease is mostly related to timing issues in the payment of income taxes at our Mexican operation, which resulted in total payments of $4.4 million (Q2 2014: $nil).

The Company’s cash and cash equivalents and short term investments at June 30, 2015, totaled $110.0 million (December 31, 2014:  $103.5 million) as the Company drew down a $40.0 million term credit facility from the Bank of Nova Scotia.

Summary of consolidated financial results

	Three months ended June 30,		%
(Expressed in $ millions)	2015	2014	Chg
Sales	$38.9	$44.3	(12%)
Cost of Sales	28.5	28.0	2%
Mine operating earnings *	$10.4	$16.3	(36%)
as a % of Sales	27%	37%	(27%)
Selling, general and administrative expenses	5.5	8.6	(36%)
Operating income	4.8	7.6	(37%)
as a % of Sales	12%	17%	(28%)
Income before tax	4.3	7.4	(42%)
Net income	0.2	2.9	(93%)
as a % of Sales	1%	7%
Operating cash flow before changes in working capital *	$6.8	$15.1	(55%)

Second quarter consolidated operating results

	QUARTERLY RESULTS
	Three months ended June 30,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	443,553	1,227,756	1,671,309	529,011	1,101,411	1,630,422
Gold (oz)	326	8,706	9,032	562	7,957	8,519
Lead (000's lbs)	4,770	-	4,770	3,962	-	3,962
Zinc (000's lbs)	8,575	-	8,575	6,697	-	6,697
Production cash cost (US$/oz Ag)*	6.01	3.39	4.08	7.72	3.93	5.15
All-in sustaining cash cost (US$/oz Ag)*	12.99	13.07	14.47	15.48	15.77	17.41

* Net of by-product credits from gold, lead and zinc

Silver and gold production for the second quarter and six months ended June 30, 2015, increased over the same period in the prior year 3% and 6% and 4% and 13%, respectively, explained largely by the impact of the commissioning of the San Jose expansion from 1,800 to 2,000 tpd in April 2014. The Company is on track to meet its annual production guidance of 6.5 million ounces of silver and 35.3 thousand ounces of gold or 8.6 million ounces of Ag Eq*.

*Ag Eq is calculated using silver to gold ratio of 60 to 1

AISCC decreased to $14.47 (Q2 2014: $17.41) as a result of higher payable ounces of silver and lower sustaining capital expenditures.   AISCC is expected to be in line with annual guidance of $16.61 as the accrual of investments of our main projects accelerates in the second half of the year.

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	183,001	167,437	361,648	318,145
Average tonnes milled per day	2,080	1,925	2,067	1,837

Silver
Grade (g/t)	228	229	222	229
Recovery (%)	92	90	90	90
Production (oz)	1,227,756	1,101,411	2,324,966	2,098,446
Gold
Grade (g/t)	1.62	1.65	1.73	1.70
Recovery (%)	91	89	90	90
Production (oz)	8,706	7,957	18,073	15,583
Unit Costs
Production cash cost (US$/oz Ag)*	3.39	3.93	3.01	3.77
Production cash cost (US$/tonne)	57.97	64.08	58.87	65.28
Unit Net Smelter Return (US$/tonne)	141.19	162.48	141.89	167.43
All-in sustaining cash cost (US$/oz Ag)*	13.07	15.77	11.32	15.12

* Net of by-product credits from gold

Production for the second quarter was 1,227,756 ounces of silver and 8,706 ounces of gold, 11% and 9% increase, respectively, over Q2 2014. Increase in production is the result of 9% higher throughput and metallurgical recoveries above plan. With respect to budget, silver and gold production was 10% and 3% higher, respectively.

Work on the third expansion of the San Jose Mine from 2,000 to 3,000 tpd is moving ahead according to schedule. Detail engineering work is well advanced and purchase orders for major equipment have already been placed; commissioning is planned in mid-2016.

Cash cost per tonne of processed ore was $57.97, below annual guidance of $62.7 and 10% below Q2 2014, due mainly to 9% higher throughput, 19% devaluation of the peso and lower milling costs related to energy rates. AISCC was $13.07, below annual guidance of $16.27. AISCC is expected to be in line with annual guidance as the accrual of investments accelerates in the second half of the year.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	115,973	115,920	230,424	230,035
Average tonnes milled per day	1,303	1,302	1,302	1,300

Silver
Grade (g/t)	144	170	158	172
Recovery (%)	82	84	84	84
Production (oz)	443,553	529,011	979,512	1,068,835
Gold
Grade (g/t)	0.27	0.35	0.27	0.34
Recovery (%)	33	43	34	44
Production (oz)	326	562	698	1,085
Lead
Grade (%)	2.01	1.68	1.94	1.67
Recovery (%)	93	92	93	92
Production (000's lbs)	4,770	3,962	9,117	7,855
Zinc
Grade (%)	3.68	2.92	3.49	2.89
Recovery (%)	91	90	91	90
Production (000's lbs)	8,575	6,697	16,109	13,226
Unit Costs
Production cash cost (US$/oz Ag)*	6.01	7.72	6.33	7.32
Production cash cost (US$/tonne)	88.55	91.70	86.28	89.79
Unit Net Smelter Return (US$/tonne)	125.78	143.14	127.43	145.81
All-in sustaining cash cost (US$/oz Ag)*	12.99	15.48	11.89	14.32

* Net of by-product credits from gold, lead and zinc

Silver production for the second quarter was 25% below budget, 16% decrease over Q2 2014, due to lower head grade of 144 g/t, 24% below plan. Zinc production increased 28% over Q2 2014 as a result of higher head grade and metallurgical recoveries. Lead production increased 20% over Q2 2014 as a result of higher head grade.

The drop in silver production was related to higher than expected internal dilution and to adverse geotechnical conditions, which limited achieving programmed tonnage in Level 6 of the Animas Vein. To offset the Level 6 production issues, mining was shifted to more base metal-rich levels within the Animas Vein, resulting in higher than budgeted grades for lead and zinc.

Cash cost per tonne for the second quarter was $88.55, 3% below Q2 2014 or 2% below annual guidance of $90.3, due to lower indirect costs related to headcount, lower distribution cost related to zinc concentrate transport and 14% devaluation of the Peruvian nuevo sol.  AISCC for the second quarter was $12.99 and $11.89 for the six months ended June 30, 2015. AISCC for the first half of the year is 7% below annual guidance of $12.78.

Caylloma's revised production guidance for 2015 is 1.9 million ounces of silver, 19.5 million pounds of lead and 32.1 million pounds of zinc.

The financial statements and MD&A are available on SEDAR and have also been posted on the company’s website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review second quarter financial and operations results

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=174177 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Monday, August 10, 2015

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13614467

Playback of the webcast will be available until November 10, 2015.  Playback of the conference call will be available until August 24, 2015 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website:

http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.